SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2006

UPM-KYMMENE CORPORATION

(Translation of registrant’s name into English)

Eteläesplanadi 2

FIN-00130 Helsinki, Finland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

UPM-Kymmene Corporation Stock Exchange Release May 12, 2006 at 13:00

UPM’s number of personnel will reduce by 2557 persons within three years

The company will give notice to 672 employees

“From Job to Job” programme to support re-employment

UPM’s profitability programme has advanced from planning to implementation phase. Local employee consultation negotiations at Finnish paper mills have been concluded. Negotiations were carried out locally, in a serious but constructive atmosphere. During the negotiations both the rationale and impact of the plans was discussed and alternative solutions to improve cost efficiency were identified. Continuing the operations of Voikkaa mill and the production lines planned to be closed is not economically viable in the current overcapacity situation and changing business environment.

UPM will close Voikkaa paper mill and Kymi PM 7 during the third quarter of 2006. Tervasaari PM 6 and the oldest pulp line will be closed during the second quarter of 2007. In addition, the company will cease production of coated magazine paper at Jämsänkoski PM 4 and to convert it to produce label face paper at the beginning of 2007. In order to increase the profitability it has been decided to reorganize the production and functions at mills and the group head office during 2006-2008.

The implementation of profitability programme will decrease UPM’s personnel by 2557 in Finland within next three years which is moderately less than earlier estimated. Notice will be given to 672 persons out of which 575 persons are at Voikkaa mill which is to be closed.

UPM will finance pension schemes by € 40 million. The negotiations on positions and outsourcing will continue according to the collective labour agreement.

The overall target of the profitability programme will remain as before and the employee consultation negotiations will continue also outside of Finland. UPM estimates that the financial targets set for the programme are realistic.

“From Job to Job” programme for the 672 dismissed

In order to minimise the impact of redundancy UPM will start a “From Job to Job” programme. The programme supports retraining and relocation. UPM will provide special support to Voikkaa which is going through a serious change.

In all Finnish units people will be encouraged to apply for UPM’s internal vacancies and to move to new locations. Redundant employees are to be prioritised when filling vacancies considering reasonable retraining to meet the job’s requirements. The company will cover costs for internal retraining and a settling-in allowance equal to one month’s remuneration if the new job requires relocation.

UPM will support re-employment training of the persons given a notice. € 600,000 is reserved to support participation and material costs for retraining up to € 2,000 per person.

Furthermore, UPM has agreed on retraining cooperation with Aker Yards in Finland. UPM will support retraining by paying remuneration for the notice period even if a person started retraining at Aker Yards before the closure of the notice period. In addition, UPM will pay removal expenses and a settling-in allowance equal to one month’s remuneration. The retraining in Aker Yard’s ship building institute will take from 1 to 6 months in Turku.

In order to relieve the difficult situation at Voikkaa, UPM will extend the re-employment obligation for local employees to 24 months. In other units the 9 months rule obligated by law will be followed. It has been found important that the employees given a notice will continue to have the right to use occupational health services. Unemployed redundant employees can use UPM’s occupational health services during the re-employment obligation period, that is, for 24 months at Voikkaa.

UPM has signed a letter of intent according to which Empower Oy will employ 50—100 redundant Voikkaa employees. UPM is committed to use the services of the new company for a minimum of three years. Empower is one of the largest service providers in energy and telecom sectors in Finland specialized in forest industries’ maintenance. The aim is to sign the contract by the end of June.

In addition, UPM encourages its personnel to create new businesses by offering start-up support. The company has booked: € 400,000 for this purpose. UPM’s start-up support can be applied for till end 2008. Maximum support per business is € 10,000.

The company has received several contacts concerning Voikkaa premises and real estate. The proposals are being investigated.

The closures and streamlining of operations will have an impact to following units in Finland:

Unit	Redundancies	Early retirement or other arrangements
Voikkaa	575	103
Kymi	37	310
Tervasaari	2	213
Jämsänkoski	14	140
Kaukas	0	339
Kaipola	13	140
Kajaani	17	195
Pietarsaari	0	215
Rauma	0	173
Corporate head office	14	57
In total	672	1885

News Conference

Press conference today May 12, 2006, at UPM’s Head Office at 13:00 Finnish time and Kuusankoski 13.30.

For more information, please contact (after 13:00 Finnish time):

Mr Jussi Pesonen, President and CEO, UPM, tel. +358 204 15 0001

Mr Jyrki Ovaska, President, UPM, Magazine Paper Division, tel. +358 204 15 0564

Mr Matti Lievonen, UPM, Fine and Speciality Papers Division, tel. +358 204 15 0113

Ms Riitta Savonlahti, Executive Vice President, Human Resources, tel. +358 204 15 0048

Mr Sakari Toivonen, Vice President, Human Resources, Northern Europe, tel. +358 40 512 2042

Mr Raimo Särkelä, Vice President and General Manager, UPM, Voikkaa, tel. +358 204 15 3361

Mr Yngve Lindström, Vice President and General Manager, UPM, Kymi, tel. +358 204 15 3600

Mr Eero Kuokkanen, Vice President and General Manager UPM, Tervasaari,

tel. +358 204 16 2300

Mr Erkki Puru, Vice President and General Manager UPM, Jämsänkoski, tel. +358 204 16 6120

Note to Editors:

UPM’s Voikkaa paper mill manufactures coated magazine papers. Its two machine lines have a combined annual capacity of 410,000 tonnes. Located in southeastern Finland, the mill employs approximately 670 people. The mill was founded in 1897.

UPM’s Kymi paper and pulp mill manufactures coated and uncoated fine papers as well as chemical pulp. The mill’s three machine lines have a combined annual capacity of 950,000 tonnes. All pulp produced at the mill is used in Kymi’s own paper production. Located in southeastern Finland, the mill employs approximately 1,200 people. The mill was founded in 1872.

UPM’s Tervasaari paper mill manufactures label papers, envelope papers and sack papers. The mill’s four machine lines have a combined annual capacity of 460,000 tonnes. The mill is located in central Finland and employs approximately 800 people. The mill was founded in 1872.

UPM’s Jämsänkoski paper mill manufactures coated and uncoated magazine papers and speciality papers for self-adhesives. The mill’s four machine lines have a combined annual capacity of 870,000 tonnes. The mill is located in central Finland and employs approximately 870 people. The mill was founded in 1888.

UPM-Kymmene Corporation

Pirkko Harrela

Executive Vice President, Corporate Communications

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 12, 2006	UPM-KYMMENE CORPORATION

	By:	/s/ Jyrki Salo
Jyrki Salo
Executive Vice President and CFO

	By:	/s/ Olavi Kauppila
Olavi Kauppila
Senior Vice President, Investor Relations